U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

NEWS RELEASE
1 (844) 331 3343
info@scullyroyalty.com

SCULLY ROYALTY ISSUES FURTHER UPDATE ON ANNUAL SHAREHOLDERS’ MEETING

AND COURT PROCEEDINGS

NEW YORK (December 24, 2025) – Further to its news release dated December 22, 2025, Scully Royalty Ltd. (the "Company") (NYSE: SRL) announces that it has filed an appeal of the December 19, 2025 decision of the Grand Court of the Cayman Islands with respect to the notice of nomination of MILFAM LLC ("MILFAM") and its compliance with the timing requirements under the Memorandum and Articles of Association of the Company.

The Company further announces that its annual general meeting (the "Meeting"), originally scheduled for December 27, 2025, has been temporarily postponed for a short duration of time to allow a hearing before the Cayman Islands Court of Appeal to be heard as soon as practicable. The Company is inviting MILFAM to work collaboratively and in good faith with the Company in this endeavor.

The postponement was approved by the Company's board of directors, based on the recommendation of its Compensation, Nominating and Corporate Governance Committee. In determining to postpone the Meeting, such committee and the board considered various factors relating to the best interests of the Company and its shareholders and the circumstances of the Meeting, including, among other things, that a short postponement will assist in addressing the uncertainty created by the recent decision and appeal, the need to provide shareholders sufficient opportunity to assess the purported nominations of MILFAM pending the outcome of the court proceedings, and to allow the Meeting to take place in an orderly manner that promotes and is conductive of informed shareholder decision-making with full disclosure by each party of all material information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:  December 24, 2025